Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2019-04

PolyMet reports results for period ended March 31, 2019

St. Paul, Minn., May 13, 2019 – PolyMet Mining Corp (“PolyMet” or the “company”) TSX: POM; NYSE American: PLM – today reported that it has filed its financial results for the three months ended March 31, 2019.  PolyMet is fully permitted to construct and operate the NorthMet copper-nickel-precious metals mine and processing plant located near Hoyt Lakes, Minnesota.
The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards.  All amounts are in U.S. funds.  Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.
Highlights and recent events for 2018 and 2019 to-date

●
In March 2019, the company received the federal Record of Decision and wetlands permit from the U.S. Army Corps of Engineers, which was the last key permit or approval needed to construct and operate the NorthMet Project.

●
In March 2019, the company and Glencore AG (“Glencore”) agreed to extend the term of the outstanding debentures to provide the company time to prepare for and complete a rights offering by June 30, 2019, fully backstopped by Glencore, to raise sufficient funds to repay all outstanding debt.

●	In December 2018, the company received all Minnesota Pollution Control Agency permits for NorthMet for which the company had applied, including air and water permits.

●
In November 2018, the company received all Minnesota Department of Natural Resources permits for NorthMet for which the company had applied, including the Permit to Mine, dam safety and water appropriations permits.

●	In June 2018, the company and U.S. Forest Service completed the federal land exchange giving PolyMet title and control over both surface and mineral rights in and around the NorthMet ore body.

●
In March 2018, the company issued an Updated Technical Report under NI 43-101 incorporating process improvements, project improvements and environmental controls described in the Final Environmental Impact Statement and draft permits.  The update also included economic valuations for potential future opportunities.

Goals and objectives for the next twelve months
PolyMet’s objectives include:
●	Maintain political, social and regulatory support for the project;
●	Finalize Project optimization plan;
●	Finalize Project implementation plan;
●	Strengthen balance sheet by repaying outstanding debt; and
●	Execution of construction finance, subject to typical conditions precedent.

Key Balance Sheet Statistics
(in ‘000 US dollars)

Balance Sheet	March 31, 2019	December 31, 2018

Cash & equivalents	$6,302	$13,857
Working capital (see note)	(242,834)	(225,359)
Total assets	493,814	485,629
Total liabilities	311,172	300,587
Shareholders’ equity	$182,642	$185,042
Note:  Maturity dates for the convertible and non-convertible debentures were extended to provide time to complete a rights offering to repay all outstanding debt.  Glencore has agreed to fully backstop the rights offering.

Key Income and Cash Flow Statement Statistics
(in ‘000 US dollars, except per share amounts)
	Three months ended
Income and Cash Flow Statement	March 31, 2019	March 31, 2018

General & administrative expense	$2,744	$2,770
Other Expenses: Finance & Other Non-cash rehabilitiation accretion Non-cash loss on debenture modification	622 438 2,014	489 422 4,109
Loss for the period:	5,818	7,790
Loss per share	0.02	0.02
Investing Activities: NorthMet Property	$5,721	$4,998
Weighed average shares outstanding	322,050,719	319,973,898
●
Loss for the three months ended March 31, 2019, was $5.8 million compared with $7.8 million for the prior year period primarily due to a lower non-cash loss on modification of debentures. Excluding non-cash compensation, general and administrative expenses for the three months ended March 31, 2019 were $1.6 million compared with $1.6 million for the prior year period.

●	PolyMet invested $5.7 million in cash into its NorthMet Project during the three months ended March 31, 2019, compared with $5.0 million for the prior year period.
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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100 percent of the former LTV Steel Mining Company processing facility, located approximately seven rail miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received all permits necessary to construct and operate the NorthMet Project. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas
Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.
PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.
Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2018, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.
The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.
The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.